SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1)

OR SECTION 13(E)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

Amendment No. 1

MERANT PLC

(Name of Subject Company (Issuer))

SERENA SOFTWARE, INC.

(Names of Filing Person (Offeror))

Ordinary Shares of 2p each

American Depositary Shares

(Title of Class of Securities)

GB0002483831: ISIN for Ordinary Shares

537336108: CUSIP for American Depository Shares

(CUSIP Number of Class of Securities)

Mark Woodward

President and Chief Executive Officer

SERENA Software, Inc.

2755 Campus Drive, 3rd Floor

San Mateo, California 94403-2538

(650) 522-6600

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the filing person)

COPY TO:

Kenneth R. Lamb

Stewart L. McDowell

Gibson, Dunn & Crutcher LLP

One Montgomery Street, 31st Floor

San Francisco, CA 94104

(415) 393-8200

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1
☐	issuer tender offer subject to Rule 13e-4
☐	going-private transaction subject to Rule 13e-3
☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer:    ☐

2

This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”), filed on March 18, 2004 by SERENA Software, Inc., a Delaware corporation (“SERENA”), relating to SERENA’s offer to exchange all of the issued and outstanding shares of common stock, par value 2 pence per share, and American depositary shares (each American depositary share representing five ordinary shares), including shares issuable upon exercise of options, of Merant plc, a company organized under the laws of England and Wales, for the consideration described in the Schedule TO.

Item 12.    Exhibits.

EXHIBIT	DESCRIPTION

(a)(5)(xii)	Press release issued by SERENA, dated March 18, 2004 (incorporated by reference to the Form 425 filed by SERENA on March 18, 2004)

(a)(5)(xiii)	Rule 2.10 Announcement, dated April 5, 2004 (incorporated by reference to the Form 425 filed by SERENA on April 6, 2004)

(a)(5)(xiv)	Press release issued by SERENA, dated April 6, 2004 (incorporated by reference to the Form 425 filed by SERENA on April 6, 2004)

3

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SERENA SOFTWARE, INC.

By:	/s/ Robert I. Pender, Jr.

Name: Robert I. Pender, Jr. Title: Vice President, Finance and Administration, Chief Financial Officer and Director

Dated: April 13, 2004

4

EXHIBIT INDEX

EXHIBIT	DESCRIPTION

(a)(5)(xii)	Press release issued by SERENA, dated March 18, 2004 (incorporated by reference to the Form 425 filed by SERENA on March 18, 2004)

(a)(5)(xiii)	Rule 2.10 Announcement, dated April 5, 2004 (incorporated by reference to the Form 425 filed by SERENA on April 6, 2004)

(a)(5)(xiv)	Press release issued by SERENA, dated April 6, 2004 (incorporated by reference to the Form 425 filed by SERENA on April 6, 2004)

5